UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 30, 2018

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Translation of registrant’s name into English)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On April 30, 2018, Advanced Semiconductor Engineering, Inc. (“ASE”) completed a share exchange (the “Share Exchange”) pursuant to which ASE Industrial Holding Co., Ltd. (“HoldCo”) was established and acquired all issued and outstanding shares of ASE. Pursuant to the Share Exchange, (i) ASE shareholders received 0.5 HoldCo common shares for each ASE common share issued immediately prior to the effective time of the Share Exchange, and (ii) ASE shareholders received 1.25 HoldCo American depositary shares, each representing two HoldCo common shares, for each ASE American depositary share, representing five ASE common shares, upon the surrender for cancellation of ASE American depositary shares after the effective time of the Share Exchange. Following the Share Exchange, ASE has become a wholly owned subsidiary of HoldCo.

The American depositary shares of HoldCo represented by American depositary receipts are listed on the New York Stock Exchange under the symbol “ASX,” the same symbol under which the American depositary receipts of ASE were traded prior to the completion of the Share Exchange.

The information contained in this report shall not be deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (“Exchange Act”), or otherwise subject to the liabilities of that section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Advanced Semiconductor Engineering, Inc.

Date: April 30, 2018	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer